Exhibit 12.1

Mediacom LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2009	2008	2007	2006	2005

Earnings:
Income (loss) before income taxes	$51,818	$7,389	$(14,626)	$(19,419)	$(4,294)
Interest expense, net	89,829	99,639	118,386	112,895	102,000
Amortization of capitalized interest	255	1,706	1,939	1,702	1,525
Amortization of debt issuance costs	1,961	2,039	2,225	2,427	3,009
Interest component of rent expense(1)	3,041	3,133	2,617	2,716	2,776

Earnings available for fixed charges	$146,904	$113,906	$110,541	$100,321	$105,016

Fixed Charges:
Interest expense, net	$89,829	$99,639	$118,386	$112,895	$102,000
Capitalized interest	1,564	2,131	1,729	1,893	2,106
Amortization of debt issuance cost	1,961	2,039	2,225	2,427	3,009
Interest component of rent expense(1)	3,041	3,133	2,617	2,716	2,776

Total fixed charges	$96,395	$106,942	$124,957	$119,931	$109,891

Raito of earnings to fixed charges	1.52	1.07	—	—	—

Deficiency of earnings over fixed charges	$—	$—	$(14,416)	$(19,610)	$(4,875)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.